UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 31, 2014

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Yes  ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Yes  ☐                No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 30, 2014, Pacific Drilling S.A. (the “Company”) entered into a Third Amendment to Credit Agreement (“RCF Amendment No. 3”), which amended the Revolving Credit Facility dated as of June 3, 2013, among the Company, Citibank, N.A. (as agent) and the other parties thereto, as amended by the First Amendment to Credit Agreement dated as of October 30, 2013 and as further amended by the Second Amendment and Limited Waiver to Credit Agreement dated as of March 28, 2014. RCF Amendment No. 3 included an increase in the aggregate amount of loans permitted at any time to be outstanding under the Credit Agreement from $200,000,000 to $300,000,000.

The description of RCF Amendment No. 3 contained in this Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of such amendment, which is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: July 31, 2014	By	\s\ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Amendment No. 3 to Credit Agreement